SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2009

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR SEEKS CUTS IN AER LINGUS BLOATED DIRECTORS FEES AND ASKS THAT SHAREHOLDERS APPROVE ANY FUTURE MULTI MILLION EURO EXECUTIVE RESIGNATION BONUSES

Ryanair, which is the largest minority shareholder in Aer Lingus (with a 29.8% stake), today (21st May 09) confirmed that it has written to all of Aer Lingus' shareholders including the Minister for Transport and the Aer Lingus Employee Share Option Trust (ESOT) seeking their support for the three resolutions which Ryanair proposes to raise at Aer Lingus' forthcoming AGM on 5th June next. Ryanair believes that these resolutions are reasonable and appropriate in light of (a) the recent collapse of Aer Lingus' share price (from over €1.30 in January to under €0.60 in May), (b) the enormous losses reported by Aer Lingus for 2008 (€108m after tax), (c) its forecast increased losses in 2009, (d) the decline in Aer Lingus' short-haul traffic (down 6% in Q1) and long-haul traffic (down 15% in Q1) and (e) the recent (11 March) admission by Aer Lingus that its net cash of €803m last December is "expected to be circa €400m" by the end of 2009.

Ryanair believes that the Chairman and Board of Aer Lingus cannot credibly lead any cost reduction or efficiency programme without first reducing the bloated Non Executive Directors fees (over €700,000 in 2008), which are excessive and unjustified in a small company whose market capitalisation has fallen to just over €300m, and where these Directors already enjoy the considerable benefit of free first class air travel on Aer Lingus and other worldwide airlines.

Ryanair believes that the fees of some €200,000 p.a. payable to Aer Lingus' Non Exec Chairman are unwarranted and unjustified and pointed out that Ryanair's Chairman receives no fee whatsoever for his non-exec role. Ryanair also pointed out that the €45,000 Non Exec fee paid to other Aer Lingus Directors including David Begg (Boss of the ICTU trade union) is €13,000 more than the average industrial wage in Ireland.

Ryanair has proposed 3 resolutions at the 5th June AGM as follows:

  That Mr Barrington's Non Exec Director fees be reduced from some €200,000 to the €35,000 fee paid by Aer Lingus to its previous Non Executive Chairman in 2006.

  That the €45,000 Non Exec Directors fee be reduced to the €17,500 per person paid by Aer Lingus to its Non Exec Directors in 2006.

  That the multi million euro resignation bonuses agreed in late 2008 for Aer Lingus' Chief Executive (Mr Mannion) and 5 other Senior Executives should not be repeated for future Senior Executives without seeking the prior approval of Aer Lingus shareholders in general meeting.

Aer Lingus have agreed that resolutions 1 and 2 may be put to the 5 June AGM.  However Aer Lingus have to date refused to allow resolution 3 to be put to the AGM.  Ryanair believes this is an attempt to deny shareholders openness and transparency. Ryanair will be calling on other Aer Lingus shareholders including the Minister for Transport and the ESOT to support these resolutions which would reduce bloated Directors fees, would promote transparency, shareholder democracy and good corporate governance on the issue of future multi-million euro bonuses for Senior Executives.  It is important in a company like Aer Lingus, which has gone through 10 Chief Executives over the past 16 years that the company and its shareholders do not suffer large bonus payments to (frequently) departing Senior Managers simply because they choose to resign.

Ryanair will also be using the forthcoming AGM to ask Aer Lingus Chairman, Mr Barrington for a progress report on his campaign announced on 11 December last, when he "vowed to find a friendly investor who will take a majority stake in the airline".  Shareholders will wish to know whether Mr Barrington (who has presided over a 50% collapse in Aer Lingus' shareholder value over the past 4 months) has any credible plans to restore Aer Lingus' share price and increase shareholder value.

Speaking today, Ryanair's Michael O'Leary said:

"We believe that the three resolutions we have proposed are in the best interests of Aer Lingus, its stakeholders and shareholders. If there are to be more cost cuts and efficiency at Aer Lingus, then the Non Executive Chairman and Directors should lead from the front. The current level of Directors fees are bloated, excessive and unjustified in a small company which has a market capitalisation of just over €300m and where those Directors already receive the substantial benefit of free first class travel on Aer Lingus and other airlines worldwide.

"We believe that the Minister for Transport, the ESOT, as well as other Aer Lingus shareholders will also support Ryanair's call for reduced Directors fees as well as transparency and openness in any future resignation bonuses for Senior Executives.  Since both the Minister for Transport and the ESOT were vociferous in their objection to the recent multi million euro resignation bonuses payable to Messrs Mannion and others when they were exposed in January, we believe there is an overwhelming majority of shareholders who support our resolution that any similar resignation bonuses should not be agreed without first being approved by shareholders.

"We will also be using the AGM to ask the Chairman and Board of Aer Lingus to explain why they were guiding "a profit overall in 2008" and "enhanced profitability in 2009" at the end of December, when just 10 weeks later on 11th March they reported an enormous loss of €108m for 2008 and warned of significantly increased losses in 2009. Mr Barrington and his Board have much to do if they are to restore shareholder trust and confidence and improve shareholder value in Aer Lingus, and we hope they'll use the forthcoming 5th June AGM and these three simple resolutions as a good place to start".

  Ryanair's letter to Aer Lingus Shareholders attached.

  Please refer to  www.ryanair.com  for back-up documentation.

Ends.                        Thursday, 21st May 2009

For further information
please contact:

Stephen McNamara                 Pauline McAlester

Ryanair Ltd                              Murray Consultants

Tel: +353-1-8121212                Tel. +353-1-4980300

21st May, 2009

RE: AER LINGUS AGM - 5 JUNE 2009

Dear Fellow Aer Lingus Shareholder,

I am sure you are, like us, concerned at the recent performance of the Chairman and Board of Aer Lingus who have presided over another disastrous collapse in the share price from over €1.30 in January to less than €0.60 in May. Aer Lingus' market cap has now fallen to just over €300m. Under this Board and Management the airline in recent months is losing money, losing cash, losing traffic on both its short and long-haul routes and has launched two bases in Belfast and Gatwick both of which are we believe, loss making.

We find it impossible to reconcile the airline's current plight with the positive and upbeat assurances given to shareholders by the Chairman, Mr Barrington and the Board in their letter of 22nd December last. In that letter Mr Barrington gave shareholders the following assurances:

  "We expect to achieve profit overall in 2008".
                     - but they reported an after-tax loss of €108m just 10 weeks later.

  "We expect Aer Lingus to enhance profitability in 2009"
                 -  but they warned of substantial increased losses for 2009 just 10 weeks later.

  "Our short-haul business continues to grow".
                            -   but their short-haul traffic has declined by 6% in Q1 '09.

  "Our long-haul business continues to grow".
                             -  but their long-haul traffic has declined by 15% in Q1 '09.

  "Aer Lingus has net cash of €803m".
            - but on 11 March they warned that year end net cash is expected to be circa €400m.

It is clear that if Aer Lingus is to prosper and recover this calamitous loss of shareholder value - as well as the trust of its shareholders - then it needs radical action to, cut costs, increase efficiency, return its long-haul and short-haul businesses to growth, and to find a strong airline partner which can preserve the Aer Lingus brand as a separate identity. Mr Barrington himself "vowed" last December "to find a friendly investor who will take a majority stake in the airline". Perhaps he will update shareholders at the AGM on the progress of his quest?.

Ryanair believes that the Chairman and Board of Aer Lingus cannot credibly lead this cost reduction programme unless they significantly reduce their bloated Directors fees which are excessive and inappropriate for a small company with a market cap of some €300m, facing substantially increased losses in 2009. In 2008, Aer Lingus' Non Executive Chairman received fees of over €200,000, and its Non Executive Directors (many of whom are Government or trade union appointees) received fees of €45,000 each, which is €13,000 more than the average industrial wage in Ireland.

  At the forthcoming AGM on 5th June next, Ryanair has proposed three resolutions. The first of these would see the Non Executive Chairman's fees reduced from around €200,000 p.a. to the €35,000 p.a., which is what the Non Exec Chairman's fee was in 2006. The second would reduce the Non Exec Directors fees from €45,000 to €17,500 per person, which again is where it was in 2006. Aer Lingus has agreed that these resolutions may be voted on at the AGM as part of the ordinary business of the meeting.

Ryanair has also proposed a third resolution which would we believe avoid a repetition of the secret multi million euro resignation bonuses put in place for the previous Chief Executive, Mr Mannion and 5 other Senior Executives in late 2008. These excessive resignation bonuses were condemned by Aer Lingus Board members including Mr Barrington and Mr Begg, and by other major shareholders including the Irish Government and the ESOT when they were revealed in January. They were surrendered by those executives during the Ryanair takeover, thereby saving Aer Lingus and its shareholders any exposure to future multi million bonus claims.

We believe that Aer Lingus shareholders at the AGM should be allowed to express their views on these multi million resignation bonuses and have asked the company to allow shareholders to vote on this third resolution which doesn't in any way restrict compensation for executives - as wrongly claimed by the Aer Lingus Board - but will require any similar multi million bonuses to be approved in advance by shareholders.

The company has refused to allow this resolution by trying to hide behind spurious legal arguments, and so we are taking the unusual step of writing to all Aer Lingus shareholders, copying you with this correspondence (attached) and asking you to support our call for this issue to be raised at the AGM, so that shareholders can be allowed to vote on it. Given the publicly stated position of the Minister for Transport and the ESOT, we believe there is a substantial majority of shareholders in favour of the company not entering into any similar million euro termination bonuses again and we believe that in the interests of good corporate governance the company should allow shareholders to vote democratically on this issue. We regret that your Chairman and the Board wish to prevent all shareholders from discussing these excessive bonuses openly, transparently and democratically at the AGM.

As a minority shareholder, Ryanair cannot influence or control the outcome of these resolutions. All we can do is propose that they be considered by all Aer Lingus shareholders at the AGM. In light of (a) the crisis currently facing Aer Lingus, (b) the failure of the Chairman and Board to deliver on any of the assurances they gave to shareholders in their 22 Dec Defence Document, (c) the collapse of the company's share price to under €0.60, and (d) the destruction of shareholder value as Aer Lingus' market cap falls to just €300m, we believe that these proposed resolutions reducing bloated Directors fees, as well as seeking transparency for any future Senior Executive termination bonuses, are fair, reasonable and in the best interests of the company and all its shareholders.

We would welcome your support for these resolutions at the forthcoming AGM. Please do not sign your voting proxy in favour of the Chairman. Instead we hope you will attend the AGM and work with all other shareholders to try to build a better, prosperous and viable future for Aer Lingus.

Yours faithfully

Michael O'Leary

  Please refer to  www.ryanair.com  for back-up documentation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:  21 May 2009

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary